EXHIBIT 99.1

Innovation Beverage Group and BlockFuel Energy Announce Completion of
Independent Reserve Report and Multi-Phase Development Plan

Reserve Report effective date December 31, 2025, prior to field reactivation

Recompletion of existing well bores underway

Plans to Drill 8 New Vertical Wells in 2026 and up to 20 New Vertical Wells in 2027 and 2028

Demonstrates Operational Progress in Central Oklahoma with 19 Wells Returned to Production

SYDNEY, April 30, 2026 – Innovation Beverage Group Ltd (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, along with its proposed merger partner BlockFuel Energy, Inc. (“BlockFuel” or “BFE”), a Texas-based energy corporation, today announced the completion of an independent reserve report and outlined a multi-phase development plan for its Central Oklahoma oil and gas assets.

The reserve report, effective December 31, 2025, was prepared during the period when operations across the asset base were temporarily shut-in. Since that time, BlockFuel has made significant operational progress, successfully returning 19 wells to production and demonstrating its ability to efficiently reactivate assets and generate cash flow.

“Completion of this independent reserve report represents an important milestone for BlockFuel, as it provides third-party validation of the scale and quality of our asset base,” said Daniel Lanskey, President and Chief Executive Officer of BlockFuel Energy. “Importantly, it reinforces our confidence in the progress already made to bring wells back online and demonstrates a clear, capital-efficient pathway to continue growing production and unlocking value across our Oklahoma assets.”

Reserve Summary

Development Strategy

BlockFuel is executing a structured, multi-phase development plan designed to unlock value across its approximately 35,000-acre position:

●	Phase 1 – Reactivation (Completed/Ongoing): The Company has successfully returned 19 shut-in wells to production, validating field infrastructure and establishing initial production and revenue streams.

●	Phase 2 – Recompletion Program (Commencing May 2026): BlockFuel plans to begin recompletion of select existing wells that historically produced from the Woodford Shale. These wells will be recompleted to target the shallower Mississippi Lime formation, providing a capital-efficient pathway to access bypassed reserves. Recompletion costs are estimated at approximately $250,000 per well, including hydraulic fracture stimulation. Thirty-four of the Company’s 55 existing wells have been identified as candidates for this program.

●	Phase 3 – New Drilling (Planning Underway): BlockFuel has identified locations for eight (8) vertical wells to be drilled in 2026, targeting the Mississippi Lime formation. Results from this program are expected to lead to a broader development campaign, with up to 20 additional wells planned for 2027 and 2028, subject to capital availability and operational performance. The Company believes that ongoing oil and gas revenues, combined with capital resources previously raised through IBG, will support its planned 2026 development activities, subject to market conditions.

BlockFuel has identified more than 200 potential drilling locations across its acreage. The estimated ultimate recovery of these potential vertical wells locations are expected to generate up to 65,000 barrels of oil equivalent per well. Historical data indicates the presence of multiple stacked reservoirs, supporting the potential for multi-zone development across the asset base. Significant infrastructure was installed by previous operators including extensive gathering and storage facilities along with nine (9) Saltwater Disposal Wells (SWD), two of which are classified as commercial disposal wells.

The Company’s acreage is primarily situated within the Mississippi Lime formation, a laterally extensive carbonate reservoir influenced by regional structural features such as the Nemaha Uplift. These characteristics support repeatable development opportunities and favorable reservoir performance across the field.

Outlook

The completion of the reserve report represents a key milestone in BlockFuel’s development strategy, providing a strong technical and economic foundation for future growth. With a clear pathway from reactivation to recompletion and new drilling, BlockFuel is positioned to drive sustained production growth through disciplined, capital-efficient execution.

BlockFuel will continue to provide updates on operational progress and development results. As previously disclosed, IBG is progressing toward its proposed merger with BlockFuel Energy, which currently owns a majority interest in BFE. Completion of the transaction remains subject to customary closing conditions.

About Innovation Beverage Group Ltd

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which is a well-established and favored bitters brand in Australia. Established in 2018, IBG’s headquarters, manufacturing and flavor innovation center are located in Sydney, Australia with a U.S. sales office located in California. For more information visit: https://www.innovationbev.com/.

About BlockFuel Energy

BlockFuel Energy is involved in the acquisition, exploration and development of proven oil fields onshore in North America. BlockFuel Energy combines state-of-the-art power generation with oil and gas exploration to power high-performance data centers. Our vertically integrated concept allows us to use co-location and modular power generation techniques to optimize efficiency and investment returns. Our cutting-edge solutions for energy optimization and extraction will enable us to transform underdeveloped resources into high-margin, scalable, and sustainable revenue streams. For more information visit: https://blockfuelenergy.com/.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the proposed merger between IBG and BlockFuel Energy, anticipated operational milestones, expected production levels, anticipated oil and gas sales, planned financing activities, expected economic benefits of such activities, and the proposed acquisition of additional oil field assets.

Forward-looking statements are typically identified by words such as “expects,” “anticipates,” “plans,” “projects,” “intends,” “believes,” “may,” “will,” “could,” “should,” or similar expressions. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, the ability of the parties to execute definitive transaction documents, satisfy closing conditions, obtain regulatory and stockholder approvals, commodity price volatility, operational risks, financing risks, and other risks described in IBG’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements. Neither IBG nor BFE undertakes any obligation to update such statements except as required by law.

Contact:

Innovation Beverage Group Limited

Sahil Beri

CEO
sahil@innovationbev.com
www.innovationbev.com

BlockFuel Energy Inc.

Daniel Lanskey

President and CEO

dan.lanskey@blockfuelenergy.com
www.blockfuelenergy.com

Investor Relations:

KCSA Strategic Communications

Phil Carlson, Managing Director

BlockFuel@KCSA.com